Exhibit 99 (d)(3)
Accelerated Benefit Rider
This rider is part of your contract. It is subject to the contract terms. If the terms of the rider and contract differ, the rider controls.
Effective Date
This rider begins upon the later of the contract effective date or date you add this rider.
You, Your, or Yours
“You”, “your”, or “yours” means the insured. If the insured is not the owner, “you”, “your”, or “yours” means the owner when referring to contract rights, payments, and notices.
Physician
“Physician” means a practitioner of the medical arts licensed in the United States who is neither you nor your spouse, parent, child, or sibling, and who is not a member of your household.
Benefits
This rider allows payment to the owner of a part of the death proceeds of the contract if you have a terminal condition. “Death proceeds” means the amount that would be payable under the contract if the insured were to die on the date of payment under this rider. The contract provides that outstanding policy loans reduce the amount of the death proceeds.
If you receive benefits under this rider, then the cash values, loan values and death proceeds of the contract will be reduced. See Contract Values, below.
The amount paid will be the amount requested, but not less than $1,000 and not more than half of the death proceeds of the contract. Death proceeds payable under other riders will not be included unless we agree.
The total amount we pay you under this rider and all similar riders under other contracts shall not exceed $250,000 due to the terminal condition of one insured even if you have more than one contract with us.
Qualifying Requirements
To qualify for benefits under this rider, all of the following must apply:
You must be diagnosed by a physician as having a terminal condition.
The rider and this contract must be in effect.
We must receive the written consent of any irrevocable beneficiaries, any assignees, and any other persons having rights in the contract which you alone cannot change.
Payment of the benefit must not reduce the contract below the minimum issue limit we allow for contracts like this.
Terminal Condition
A “terminal condition” is a non-correctable medical condition, that: (1) results from either illness or injury, and (2) will, with reasonable medical certainty, result in your death in twelve months or less from the date of the physician’s statement.
Request for Payment
A “request for payment” means your written notice to us and a physician’s written statement, stating that you have a terminal condition.
We may require additional information from the physician submitting the statement or an additional examination by a physician of our choice at our expense.
Tax Consequences
Receipt of benefits under this rider may be taxable. You should seek advice from your personal tax advisor prior to adding this rider or submitting a request for payment.

Form 93-LAB-1	Ohio National Life Assurance Corporation

Medical Referee
If you are examined by a physician of our choice who then disagrees with your physician’s diagnosis, you may request a medical referee. Our physician and your physician will appoint a disinterested third physician acceptable to both who will examine you and act as the medical referee. We will accept the decision of the medical referee as binding. You may have further right to appeal under the law.
We will pay the cost of our physician and the medical referee. If the decision is in your favor, we will also pay the cost of your physician’s time relating to the referee process.
Payment
Payment under this rider shall be made in a lump sum or, at your choice, applied under any proceeds payment option contained in the contract except those which are contingent on the life of the insured.
Contract Values
After payment of the benefit under this rider, the death proceeds of the contract will be reduced. The reduction in proceeds is determined by applying the ratio A/B to the amount of death proceeds before reduction, where:
A is:
the benefit paid under this rider, plus the administrative charge we assess, not to exceed $100; and
B is:
the cash value before reduction under this rider, minus
the loan balance (if any) before reduction under this rider, plus the actuarial present value of (1) - (2), where
(1) is the death proceeds before reduction, and
(2) is the unloaned cash value before reduction.
The cash value and any loan balance will be reduced by applying the same ratio.
We will calculate the actuarial present value based on mortality and interest factors. Our method of calculating present value and the mortality factors we use are on file with the insurance department in the state where this rider is issued.
The interest rate used will be the rate we set for this rider which is in effect at the time you request payment. The rate in effect will not exceed the Published Monthly Average for the calendar month ending two months before the date on which the rate is determined. The Published Monthly Average means: (1) the Monthly Average of the Composite Yield on Seasoned Corporate Bonds as published by Moody’s Investors Service, Inc. or its successor; or (2) if that average is no longer published, a substantially similar average acceptable to the state insurance commissioner.
After payment of the rider benefit, the contract’s premiums will reduce to the level required for the reduced amount of the death proceeds.
Termination of Rider
This rider terminates at earliest of:
the date we make a payment under this rider;
the date any nonforfeiture option takes effect; or
the date the contract terminates.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 93-LAB-1	Ohio National Life Assurance Corporation